

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

<u>Via E-mail</u>
Robert Schubenski
Chief Executive Officer
Blackcraft Cult, Inc.
1030 Main Street, Unit B
Orange, CA 92867

> **Re: Blackcraft Cult, Inc.**
> **Current Report on Form 8-K**
> **Filed April 2, 2014**
> **File No. 000-54898**

Dear Mr. Schubenski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 4

1.   We note your limited operating history. Please provide a more detailed discussion of your proposed business plan, including each milestone needed to implement your business plan, the estimated time frame for each milestone and the estimated costs associated with each milestone. Discuss the funding that may be required to undertake your business plan.

General Business Development, page 4

2.   Please provide an expanded description of the development of the Blackcraft business since its formation, including its decision to seek a merger and the purpose of the merger. Also, with a view to disclosure, tell us about the background to the merger including when you began to seek a merger partner and when you commenced negotiations with potential merger partners.

Business Overview, page 5

3.   Please clarify what proportion of your business is generated from your website and what proportion is from your retail store location. Also address what proportion of your business comes from the sale of your principal products.

4.   Please discuss how and where you source your products and your material supply arrangements including the increased sourcing from manufacturers.

5.   Please revise to address how your products are distributed.

6.   We note your statement that the company's marketing strategy is to "strategically place, attend, host, promote, and gift both cyberwise and physically around the world." We note that the company financial statements indicate that there were no advertising costs for the period from inception through December 31, 2013. Please revise your disclosure to clearly indicate that the company did not have any advertising costs from inception through December 31, 2013.

7.   Please revise to indicate whether the company has any celebrities who promote the company's products for compensation.

8.   Please discuss your intellectual property. To the extent you do not have intellectual property protection add appropriate risk factor disclosure.

9.   Please describe your technology systems and tell us why you have not filed your agreements with third party providers who maintain your eCommerce systems as exhibits.

10.   Please revise to address the company's competitive position in the industry and address the principal methods of competition;

11.   Please discuss the effect of existing or probable government regulations on your business, as required by Item 101(h)(4)(ix) of Regulation S-K.

12.   Please address the suitability and adequacy of your retail location.

Available Information, page 7

13.   We do not understand your reference to the capstonefinancialgroupinc. Please revise as appropriate.

Management's Discussion and Analysis…, page 17

14.   The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a detailed

executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Liquidity and Capital Resources, page 18

15.   Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plan. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We note the references to your substantial capital expenditure and working capital needs on page 13 and your revolving credit line on page 37.

Security Ownership of Certain Beneficial Owners and Management, page 18

16.   We note that the company states "the following table presents information, to the best of our knowledge, about the beneficial ownership of our common stock …." It appears that the company has direct knowledge of the beneficial ownership of securities held by Robert Schubenski and James Somers. Please revise to delete your qualification "to the best of our knowledge" from the introductory paragraph.

Directors, Executive Officers and Corporate Governance, page 19

17.   Please provide the complete five years business experience for Mr. Schubenski and Mr. Somers, including beginning and ending dates with month and year of employment for each position listed.

18.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 20

19.   We note that the company states "to the best of our knowledge, none of our directors or executive officers has …." It appears that the company has direct knowledge of the legal actions involving the directors and executive officers of the company. Please revise to delete your qualification "to the best of our knowledge" from the introductory paragraph.

Also the involvement in certain legal proceedings section should cover events that occurred during the past ten years.

Executive Compensation, page 21

20.   Please revise to address whether any compensation was awarded to, earned by, or paid to Robert Schubenski or James Somers for their Blackcraft Cult activities for the fiscal year ended December 31, 2013. Additionally address whether Robert Schubenski or James Somers received any compensation as directors.

Transactions with Related Persons, page 22

21.   Please tell us why your disclosure in this section does not appear to address all material related party transactions since the beginning of your last fiscal year. We note, for example, the $400,000 credit line referenced in Note 5 to the Notes on Financial Statements on page 37.

22.   Clarify the relationships between the related parties and BEI prior to the merger. We note your disclosure in the second sentence of this section that BEI is owned and controlled by officers and directors of the Company.

23.   Please file related party agreements as exhibits.

Promoters and Certain Control Persons, page 22

24.   Please provide the disclosure required by Item 404(c) of Regulation S-K regarding your promoters, or advise.

25.   We note that the last two paragraphs in this section appear duplicative. There are also two paragraphs in the Change of Control section on page 5 and Change in Control of Registrant on page 26 that appear duplicative. Please revise or advise as appropriate.

Unregistered Sales of Equity Securities, page 26

26.   We note that you appear to be relying upon Section 4(2) of the Securities Act for the issuance of your shares in the merger. Please state the facts relied upon to make the claimed exemption available.

Audited Financial Statements of DBA Blackcraft Cult, page 29

Notes to Financial Statements
Note 1. Summary of Significant Accounting Polices
Revenue Recognition, page 35

27.   Please tell us and revise your disclosure to include your accounting policy for taxes collected from customers and remitted to governmental authorities.

Sales returns and allowances, page 35

28.   We note the Company has a 14 day return policy. Please tell us if you estimate a
        provision for sales returns and allowances.

Note 5. Subsequent Events, page 37

29.   Please ensure that the number of shares to be issued pursuant to the Merger Agreement is
        consistent throughout the document 2,234,<u>280</u> vs 2,234,<u>580</u>.

Unaudited Pro Forma Combined Financial Information, page 38

Pro Forma Balance Sheet, page 38

30.   Please present the January 2014 transactions that occurred between DBA Blackcraft Cult
        and BEI (i.e., the initial capitalization of BEI, the merger of the two entities, and the sale
        of common stock for cash) in the pro forma balance sheet to provide a clear presentation
        of the recapitalization that occurred before the merger with MRCD.

31.   In a reverse recapitalization involving a shell company and an operating company,
        typically only the retained earnings balance of the operating company is carried forward.
        All other equity accounts of the operating company and the retained earnings of the shell
        company should be transferred to Additional Paid-in Capital. For this transaction, the
        retained earnings of BEI/DBA Blackcraft Cult must be transferred to Additional Paid-in
        Capital in connection with the transition from a nontaxable entity to a taxable entity.
        Please refer to SAB Topic 4.B and revise.

Pro Forma Statement of Operations, page 39

32.   Please revise your pro forma statement of operations to provide pro forma earnings per
        share. Include the pro forma effect of being a taxable entity for the year.

Note 2. Pro Forma Adjustments, page 40

33.   Please clearly label all pro forma adjustments and provide a corresponding narrative to
        describe the nature of the adjustment so that readers can clearly understand the pro forma
        financial statements.   If any individual amount of adjustment aggregates or nets multiple
        items, please provide the individual items and explanation of each item in a note.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst, Staff Accountant, at (202) 551-3681 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: (via e-mail) Donald Stoecklein, Esq.